

October 13, 2011

Todd E. Molz
General Counsel and Managing Director
Oaktree Capital Group, LLC
333 South Grand Avenue, 28th Floor
Los Angeles, CA 90071

> **Re:** **Oaktree Capital Group, LLC**
> **Amendment No. 3 to Registration Statement on Form S-1**
> **Filed October 3, 2011**
> **File No. 333-174993**

Dear Mr. Molz:

We have reviewed your registration statement and have the following comments.

General

1. We note your response to comment one in our letter dated July 14, 2011. Please identify and explain any interests in the Oaktree funds held by or through the company. For instance, please explain if interests in the Oaktree funds are limited to general partnerships or if there are additional limited partnership interests, and the values of each. Do the Oaktree Operating Group entities or other Oaktree entities make contributions to the capital of the Oaktree funds in connection with or apart from the general partner interests? What are the values with regard to each Oaktree fund?

Summary Historical Financial Information and Other Data, page 14

2. Please revise your caption net (income) loss attributable to non-controlling interests in consolidated funds to indicate these interests are redeemable.

3. Please expand note (3) to provide readers with the following information:
   - In addition to indicating how ANI-OCG is calculated, explain what ANI-OCG represents and what, if anything, management evaluates with this measure;
   - In your calculation of ANI-OCG, explain how you calculate OCGH non-controlling interest. In this regard, we note that the amounts you eliminate do not agree to the net loss attributable to OCGH non-controlling interests in your statement of operations; and
   - In your reconciliation of ANI-OCG to net loss attributable to OCG, explain how you calculate compensation expense for vesting of OCGH units-OCG.

   Disclose your actual distributions for each period presented.

Organizational Structure, page 61

4. You indicate in your response to comment four in our letter dated September 16, 2001 that the Second Amended and Restated Exchange Agreement, which will contain the revised exchange mechanism, has not yet been executed. Accordingly, this future event is not disclosed in the footnotes to the financial statements. Please tell us when this agreement will be executed. In this regard, your disclosures on page 10 and throughout your filing indicate that the exchange mechanism has been revised.

Distributable Earnings, page 123

5. Clarify, as you do on page 16, that the declaration, payment and determination of amounts available for equity distributions, if any, will be at the sole discretion of your board of directors, which may change your distribution policy at any time.

6. You indicate that you use distributable earnings to measure your realized earnings at the Oaktree Operating Group level without the effects of the consolidated funds. You further indicate that by excluding the results of your consolidated funds and including your deemed realized investment income distributions, distributable earnings better aids you in measuring amounts that are actually available to meet certain obligations and distributions. With reference to your reconciliation, tell us and revise your disclosures to clarify the difference between "realized earnings" and "deemed realized investment income distributions." Also clarify how you calculate investment (income) loss and how that amount relates to your textual disclosures we refer to above.

7. Clarify why you are calculating the amount of profit or loss component of distributions of income from investments in limited partners rather than simply reflecting the amount of investment (income) loss that is realized.

Material U.S. Federal Tax Considerations, page 233

8. We partially reissue comment 13 in our letter dated September 16, 2011. Since counsel is required to provide a firm conclusion regarding each material federal income tax consequence to investors, please arrange for counsel to avoid the word "generally" and the phrase "subject to certain exceptions."

Unaudited Condensed Financial Statements

Note 9. Equity Based-Compensation, page F-72

9. We note your response and your revised disclosures provided in response to comment 15 in our letter dated September 16, 2011. Please disclose the marketability discount you used to estimate the fair value of the OCGH units issued during the six months ended June 30, 2011. Similar to the table you provide on page F-39, provide an updated table

for the status of your unvested equity-based awards and a summary of changes for the six months ended June 30, 2011.

You may contact Tracey Houser at (202) 551-3736 or Jeanne Baker at (202) 551-3691 if you have questions regarding comments on the financial statements and related matters. Please contact Jessica Kane at (202) 551-3235 or me at (202) 551-3397 with any other questions.

Sincerely,

/s/ Jay Ingram

Jay Ingram
Legal Branch Chief

cc: Thomas A. Wuchenich
        Simpson Thacher & Bartlett LLP
        1999 Avenue of the Stars, 29th Floor
        Los Angeles, CA 90067